Ahold completes
sale of its stake in
Spanish winery
joint venture




Zaandam, The Netherlands, May 13, 2005 - Ahold today announced it has successfully completed the sale of its 50% interest in Bodegas Williams & Humbert, S.A. ("W&H" and formerly known as Luis Paez, S.A. ("Luis Paez")) to an entity controlled by the Medina family, that holds the remaining 50% stake in W&H. The transaction amount was not disclosed.

W&H is a winery based in the Spanish city of Jerez de la Frontera. The main focus of the business of this company is the production and distribution of beverages under several brand names. In 1979, Ahold became a 50% partner in Luis Paez. In 1995, Luis Paez obtained full ownership of Williams & Humbert, a prominent sherry bodega.

The divestment of Ahold's stake in W&H is part of the company's strategy to optimize its portfolio and to strengthen its financial position by reducing debt.


Ahold Corporate Communications: +31(0)75 - 659 5720


Disclaimer
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements as to the contribution of the sale to Ahold's debt reduction strategy. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, Ahold's liquidity needs exceeding expected levels and other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

                                                                         2005016




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